May 24, 2011

Via EDGAR

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	The Dun and Bradstreet Corporation

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 1, 2011

File No. 1-15967

Dear Mr. Spirgel:

We are writing to respond to the comments set forth in the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”), dated May 11, 2011, relating to the above referenced document.

For your convenience, we have reproduced the Staff’s comment in this letter using bold text.

Form 10-K for the Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 25

Our Critical Accounting Policies and Estimates, page 29

We note your response to comment one from our letter dated April 15, 2011. Please tell us why you believe the market approach was the most meaningful and appropriate for each of the company’s reporting units when performing the goodwill impairment test. Tell us if you used any other valuation techniques to validate the results from the market approach. In this regard, please tell us how you considered the guidance in ASC 820-10-35-24 in your determination of the appropriate valuation

Anastasios G. Konidaris

Senior Vice President and Chief Financial Officer

103 JFK Parkway, Short Hills, NJ 07078

T 973.921.5687; F 866.532.5078; konidarist@dnb.com

technique. If you used other valuation methods tell us how you weighted the results of all methods. In your response, please describe for us how you have chosen the market comparables for each reporting unit and in future filings, please revise to provide a qualitative and quantitative description of the material assumptions used to determine fair value under the market approach and how these assumptions and methodologies used have changed since the prior year.

We believe that the market approach is the most meaningful and appropriate approach for each of our reporting units when performing the Company’s goodwill impairment test. Historically, we have used a multiple of our current year earnings before interest, taxes, depreciation and amortization (“EBITDA”) in performing our market approach analysis. As a mature Company, we have been able to reconcile our enterprise value (determined by multiplying the closing price of the Company’s stock by the number of shares outstanding, and adjusted for the value of the Company’s debt) to the value derived using our EBITDA market approach. We believe the market approach is appropriate and reasonable because these values have consistently approximated one another over time. In other words, the value the independent marketplace puts on our Company is consistent with the internal valuation we ascribe to our reporting units. In conducting our impairment analysis, therefore, we believe that our fair value calculation is appropriate which we then compare to carrying value to see whether there is impairment.

In addition, our market approach is consistent with the way we evaluate and value the majority of our acquisitions and divestitures. This historically resulted in established fair values consistent with how independent willing buyers and sellers have valued our business. We believe that this further supports the reasonableness of our use of the market approach method.

Based upon the above, we did not utilize additional valuation methodologies to validate the results from our market approach. As stated, our market approach approximates valuations established by the capital markets generally and those established by willing sellers and buyers and represents our best estimate of fair value.

We considered ASC 820-10-35-24 when determining appropriate valuation techniques for our goodwill impairment and consider the market approach valuation technique to be appropriate based on facts and circumstances as set forth above. Given our decision

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to include our goodwill impairment test in our critical accounting policy disclosures and our recent acquisition of D&B Australia, which substantially increased our goodwill balance, we will continue to consider when the use of other valuation techniques, such as discounted cash flow may be appropriate, and will weight as appropriate the results. Additionally, if other such valuation techniques are used in the future, we will disclose such valuation techniques and the key assumptions used, how they were determined, and potential events and/or circumstances that could have a negative effect on the key assumptions.

There were no significant changes in assumptions and no changes in methodologies since the prior year.

Management assesses the relevance and reliability of the multiples used by considering factors unique to its reporting units, including recent operating results, business plans, economic projections, anticipated future cash flows, and other data. EBITDA multiples can also be significantly impacted by a Company’s future growth opportunities for the reporting unit as well as for the Company itself, general market and geographic sentiment, as well as pending or recently completed merger transactions.

The current year EBITDA multiples used to determine the individual reporting unit’s fair value ranged from 8 to 12. The fair value derived from the market approach, in the aggregate, approximated our enterprise value. Additionally, our enterprise value exceeded the Company’s carrying value, and the fair value of our individual reporting units significantly exceeded their respective carrying amounts.

We acknowledge the Staff’s comment and in future filings we will provide more robust and comprehensive disclosures regarding our goodwill impairment testing policy. For illustrative purposes, the following is an example of our proposed disclosure for future reporting periods prepared using financial data, as applicable, as of December 31, 2010 (for the Staff’s convenience we underlined the changes from our Form 10-Q for the Quarter Ended March 31, 2011:

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Proposed Disclosure for Note 1

Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets with indefinite lives are not subject to amortization. Instead, the carrying amount of our goodwill and indefinite-lived intangibles is tested for impairment at least annually, in December, and between annual tests if events or significant changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss would be recognized if the carrying amount exceeded the fair value.

We assess recoverability of goodwill at the reporting unit level. A reporting unit is an operating segment or a component of an operating segment which is a business and for which discrete financial information is available and reviewed by a segment manager. Our nine reporting units are North America, United Kingdom, Benelux, Latin America, Partnerships, Japan, Greater China, Australia and India. The authoritative guidance for goodwill specifies a two-step process for goodwill impairment testing and measuring the magnitude of any impairment. We perform a two-step goodwill impairment test. In the first step, we compare the fair value of each reporting unit to its carrying value. We determine the fair value of our reporting units based on the market approach. Under the market approach, we estimate the fair value based on market multiples of current year earnings before interest, taxes, depreciation and amortization (“EBITDA”) for each individual reporting unit. For the market approach, we use judgment in identifying the relevant comparable-company market multiples (i.e. recent divestitures/acquisitions, facts and circumstances surrounding the market, dominance, growth rate, etc.). If the fair value of the reporting unit exceeds the carrying value of the net assets, including goodwill assigned to that reporting unit, goodwill is not impaired and no further testing is required. However, if the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, the second step of the impairment test is performed to determine the magnitude of the impairment, which is the implied fair value of the reporting unit’s goodwill compared to the carrying value. The implied fair value of goodwill is the difference between the fair value of the reporting unit and the fair value of its identifiable net assets. If the carrying value of goodwill exceeds the implied fair value of goodwill, the impaired goodwill is written down to its implied fair value and an impairment loss equal to this difference is recorded in the period the impairment is identified, as operating expense.

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Consistent with prior years, the fair values of reporting units in 2010 and 2009 were determined using a market approach. Under the market approach, the fair value of a reporting unit is based on multiples of current year EBITDA. Management assesses the relevance and reliability of the multiples by considering factors unique to its reporting units, including recent operating results, business plans, economic projections, anticipated future cash flows, and other data.

Proposed Disclosure for Critical Accounting Policies and Estimates within MD&A

Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets with indefinite lives are not subject to amortization. Instead, the carrying amount of our goodwill and indefinite-lived intangibles is tested for impairment at least annually, in December, and between annual tests if events or significant changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss would be recognized if the carrying amount exceeded the fair value.

We assess recoverability of goodwill at the reporting unit level. A reporting unit is an operating segment or a component of an operating segment which is a business and for which discrete financial information is available and reviewed by a segment manager. Our nine reporting units are North America, United Kingdom, Benelux, Latin America, Partnerships, Japan, Greater China, Australia and India. The authoritative guidance for goodwill specifies a two-step process for goodwill impairment testing and measuring the magnitude of any impairment. We perform a two-step goodwill impairment test. In the first step, we compare the fair value of each reporting unit to its carrying value. We determine the fair value of our reporting units based on the market approach. Under the market approach, we estimate the fair value based on market multiples of current year earnings before interest, taxes, depreciation and amortization (“EBITDA”) for each individual reporting unit. For the market approach, we use judgment in identifying the relevant comparable-company market multiples (i.e. recent divestitures/acquisitions, facts and circumstances surrounding the market, dominance, growth rate, etc.). If the fair value of the reporting unit exceeds the carrying value of the net assets, including goodwill assigned to that reporting unit, goodwill is not impaired and no further testing is required. However, if the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, the second step of the impairment test is performed to determine the magnitude of the impairment, which is the implied fair value of the reporting unit’s goodwill compared to the carrying value. The implied fair

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value of goodwill is the difference between the fair value of the reporting unit and the fair value of its identifiable net assets. If the carrying value of goodwill exceeds the implied fair value of goodwill, the impaired goodwill is written down to its implied fair value and an impairment loss equal to this difference is recorded, in the period the impairment is identified, as operating expense.

Consistent with prior years, the fair values of reporting units in 2010 and 2009 were determined using a method based on a market approach. Under the market approach, the fair value of a reporting unit is based on multiples of current year EBITDA. As of the Company’s most recent impairment analysis, the current year EBITDA multiples used to determine the individual reporting unit’s fair value ranged from 8 to 12.

The Company’s determination of current year EBITDA multiples are sensitive to the risk of future variances due to market conditions as well as business unit execution risks. Management assesses the relevance and reliability of the multiples by considering factors unique to its reporting units, including recent operating results, business plans, economic projections, anticipated future cash flows, and other data. EBITDA multiples can also be significantly impacted by a Company’s future growth opportunities for the reporting unit as well as for the Company itself, general market and geographic sentiment, and pending or recently completed merger transactions.

Consequently, if future results fall below our forward looking projections for an extended period of time, the results of future impairment tests could indicate impairment exists. Although we believe the multiples of current year EBITDA in our market approach make reasonable assumptions about our business, a significant increase in competition or reduction in our competitive capabilities could have a significant adverse impact on our ability to retain market share and thus on the projected values included in the market approach used to value our reporting units.

As a reasonableness check, the Company reconciles the estimated fair values derived in its valuations for the total Company based on the individual reporting units to the Company’s enterprise value (calculated by multiplying the closing price of the Company’s stock on December 30, 2010 by the number of shares outstanding at that time, adjusted for the value of the Company’s debt).

In order to evaluate the sensitivity of the fair value calculations relating to our goodwill impairment assessment, we applied hypothetical decreases to the estimated fair values

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of each of our reporting units. We determined that a decrease in fair value of at least 20% would be required before any reporting unit would have a carrying value in excess of its fair value.

Therefore, we believe that none of our reporting units with significant goodwill are at risk of failing step one of the goodwill impairment test. The allocated goodwill by reportable segment is as follows:

(in millions)	Number of Reporting Units	As of March 31, 2011	As of December 31, 2010
North America	1	$266.8	$266.3
Asia Pacific	4	223.0	218.3
Europe and Other International	4	118.1	115.1

		$607.9	$599.7

Note: On August 31, 2010, we acquired a 100% equity interest in Dun & Bradstreet Australia Holdings Limited which is part of our Asia Pacific segment and generated approximately $151 million of additional goodwill.

For indefinite-lived intangibles, other than goodwill, an impairment loss is recognized if the carrying value exceeds the fair value. The estimated fair value is determined by utilizing the expected present value of the future cash flows of the assets.

No impairment charges related to goodwill and indefinite-lived intangible assets have been recognized for the fiscal years ended December 31, 2010, 2009 and 2008.

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We further acknowledge that:

•	The Company is responsible for the adequacy and accuracy of its disclosure in its filings with the Securities and Exchange Commission;

•	Staff comments or changes to such disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Upon review of the foregoing, please feel free to contact me if you have any further questions or require additional information.

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Sincerely,

/s/ Anastasios G. Konidaris
Anastasios G. Konidaris
Senior Vice President and Chief Financial Officer

cc:	Sara Mathew

Chairman and Chief Executive Officer

The Dun & Bradstreet Corporation

Jeffrey S. Hurwitz

Senior Vice President, General Counsel and Corporate Secretary

The Dun & Bradstreet Corporation

Emanuele A. Conti

Chief Administrative Officer

The Dun & Bradstreet Corporation

Anthony Pietrontone, Jr.

Principal Accounting Officer and Corporate Controller

The Dun & Bradstreet Corporation

Jonathan Gralnick

Partner

PricewaterhouseCoopers LLP

Stephen T. Giove

Partner

Shearman & Sterling LLP

Christy Adams

Securities and Exchange Commission

Ivette Leon

Securities and Exchange Commission

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